UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Fiscal Year ended December 31, 2025

Fundrise East Coast Opportunistic REIT, LLC

(Exact name of issuer as specified in its charter)

Delaware	30-0889118
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Fl, Washington, DC (Address of Principal Executive Offices)	20036 (Zip Code)

(202) 584-0550
Issuer’s telephone number, including area code

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (this “Annual Report”) that are forward-looking statements. The words “outlook,” “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. These risk factors and uncertainties which could have a material adverse effect on our operations and future prospects, along with others, are detailed under the heading “Risk Factors” in our latest offering circular (the “Offering Circular”) filed by Fundrise East Coast Opportunistic REIT, LLC (the “Company”) with the Securities and Exchange Commission (the “SEC”), which may be accessed here (beginning on page 26) and may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, new risks may emerge at any time, and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. We undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1.	Business

Note: The information in this Item and elsewhere in this Form 1-K relates to our operations in 2025 and, as the context requires, through the date of the Merger described below.

Merger

Effective April 29, 2026, the Company merged (the “Merger”) into Fundrise eREIT, LLC (the “Fundrise eREIT”). In connection with the Merger, the Fundrise eREIT issued to the shareholders of the Company common shares of the Fundrise eREIT based on an agreed upon exchange ratio (“Exchange Ratio”). The Exchange Ratio was based on the Company’s net asset value (“NAV”) per share that was effective as of the date of the Merger, April 29, 2026. For more information about the Merger, please see the prospectus filed by the Fundrise eREIT on April 27, 2026 found here.

Fundrise East Coast Opportunistic REIT, LLC is a Delaware limited liability company formed on November 19, 2015 to originate, invest in and manage a diversified portfolio primarily consisting of investments in industrial and multifamily rental properties and development projects located in the states of Massachusetts, New York, New Jersey, North Carolina, South Carolina, Georgia and Florida, as well as the metropolitan statistical areas of Washington, DC, Philadelphia, PA, and high growth Sunbelt states, with such investments consisting of equity interests in such properties or debt, as well as commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt) and other select real estate-related assets, where the underlying assets primarily consist of such properties. Operations substantially commenced on October 25, 2016. The use of the terms “Fundrise East Coast Opportunistic REIT,” the “Company,” “we,” “us” or “our” in this Annual Report refer to Fundrise East Coast Opportunistic REIT, LLC unless the context indicates otherwise. We define development projects to include a range of activities from major renovation and lease-up of existing buildings to ground up construction. While we primarily invest in industrial and multifamily rental properties and development projects located in the states of Massachusetts, New York, New Jersey, North Carolina, South Carolina, Georgia and Florida, as well as the MSAs of Washington, DC, Philadelphia, PA, and high growth Sunbelt states, we may invest in other asset classes as well as other locations depending on the availability of suitable investment opportunities. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. During the fourth quarter of 2025, Fundrise Advisors, LLC (our “Manager”) closed our Regulation A offering of common shares of the Company (which we refer to as our “Offering”). The Company has one operating and reportable segment consisting of investments in real estate.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ended December 31, 2016, the Company has qualified for treatment as a REIT under the Internal Revenue Code of 1986, as amended, and intends to continue to operate as such.

We are externally managed by our Manager, which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates our platform located at www.fundrise.com (the “Fundrise Platform”), which allows investors to hold interests in opportunities that may have been historically difficult to access. Our Manager has the authority to make all decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides investment management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Investment Strategy

We originate, acquire, asset manage, operate, selectively leverage, syndicate and opportunistically sell industrial and multifamily rental properties and development projects through the acquisition of equity interests in such properties or debt (including senior mortgage loans, subordinated mortgage loans, mezzanine loans, and participations in such loans), as well as commercial real estate debt securities and other real estate-related assets, where the underlying assets primarily consist of such properties. Our management has extensive experience investing in numerous types of properties. While we focus our investments primarily in industrial and multifamily rental properties, and development projects, in the event that appropriate investment opportunities are not available, we may acquire a wide variety of commercial properties, including office, industrial, retail, recreation and leisure, residential and other real properties. These properties may be existing, income-producing properties, newly constructed properties or properties under development or construction and may include multifamily rental properties purchased for conversion into condominiums and single-tenant properties that may be converted for multifamily use. We focus on acquiring properties with significant possibilities for capital appreciation, such as those requiring development, redevelopment or repositioning, those located in markets with high growth potential and those available from sellers who are distressed or face time-sensitive deadlines. We also may invest in real estate-related securities, including securities issued by other real estate companies, either for investment or in change of control transactions completed on a negotiated basis or otherwise, and in bridge and mezzanine loans that may lead to an opportunity to purchase a real estate interest. In addition, to the extent that our Manager and its investment committee determines that it is advantageous, we also may make or invest in commercial mortgage-backed securities, mortgage loans and tenant-in-common interests. We expect that our portfolio of debt investments will be secured primarily by U.S.-based collateral, primarily industrial and multifamily rental properties and development projects, and diversified by security type.

We seek to create and maintain a portfolio of industrial and multifamily rental properties, and development project investments that generate a low volatility income stream of attractive and consistent cash distributions. Our focus on investing in debt and equity instruments emphasizes the payment of current returns to investors and preservation of invested capital as our primary investment objectives, as well as emphasizing capital appreciation from our investments, as is typically the case with strategies focused exclusively on opportunistic or equity-oriented investments. We may enter into one or more joint ventures, tenant-in-common investments or other coownership arrangements for the acquisition, development or improvement of properties with third parties or affiliates of our Manager, including present and future real estate investment offerings and REITs sponsored by affiliates of our Sponsor. We also may serve as mortgage lender to, or acquire interests in or securities issued by, these joint ventures, tenant-in-common investments or other joint venture arrangements.

For debt investments, our Manager directly structures, underwrites and originates many of the debt products in which we invest, as doing so provides for the best opportunity to manage our borrower and partner relationships and optimize the terms of our investments. Our proven underwriting process, which our management team has successfully developed over their extensive real estate careers in a variety of market conditions and implemented at our Sponsor, involves comprehensive financial, structural, operational and legal due diligence of our borrowers and partners in order to optimize pricing and structuring and mitigate risk. We feel the current and future market environment for multifamily rental properties and development projects (including any existing or future government-sponsored programs) provides a wide range of opportunities to generate compelling investments with strong risk-return profiles for our shareholders.

In executing on our business strategy, we believe that we benefit from our Manager’s affiliation with our Sponsor given our Sponsor’s strong track record and extensive experience and capabilities as an online real estate origination and funding platform. These competitive advantages include:

●	our Sponsor’s experience and reputation as a leading real estate investment manager, which historically has given it access to a large investment pipeline similar to our targeted assets and the key market data we use to underwrite and portfolio manage assets;

●	our Sponsor’s direct and online origination capabilities, which are amplified by a proprietary technology platform, business process automation, and a large user base, of which a significant portion are seeking capital for real estate projects;

●	our Sponsor’s relationships with financial institutions and other lenders that originate and distribute commercial real estate debt and other real estate-related products and that finance the types of assets we intend to acquire and originate;

●	our Sponsor’s experienced portfolio management team which actively monitors each investment through an established regime of analysis, credit review and protocol; and

●	our Sponsor’s management team, which has a successful track record of making commercial real estate investments in a variety of market conditions.

Investment Objectives

Our primary investment objectives are:

●	to realize growth in the value of our investments over the long term

●	to grow net cash from operations so that cash flow is available for distributions to investors over the long term;

●	to pay attractive and consistent cash distributions; and

●	to preserve, protect and return shareholders’ capital contributions.

Our Manager has determined to operate the Company with no target liquidation date so that it can make decisions in the best interests of our investors on a project-by-project basis. We also seek to realize growth in the value of our investments by timing their sale to maximize value. However, there is no assurance that our investment objectives will be met. We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager has substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. Our Manager’s investment committee will review our investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our shareholders.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities as well as online lending platforms that compete with the Fundrise Platform, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, amount of capital to be invested per project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” in our latest Offering Circular which may be accessed here (beginning on page 26), as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. For more information, see “Statements Regarding Forward-Looking Information”. Unless otherwise indicated, the latest results discussed below are as of December 31, 2025.

Offering Results

During the third quarter of 2025 our Manager closed our Offering. As of December 31, 2025 and 2024, we had raised total gross offering proceeds of approximately $176.3 million and $176.0 million, respectively, from settled subscriptions (including proceeds received in the private placements to our Sponsor, and Moat Investments, LP (formerly known as Fundrise, L.P.), an affiliate of our Sponsor, and approximately $3.1 million received in private placements to third parties, respectively), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 15,554,000 and 15,526,000 of our common shares, respectively.

The per share purchase price for our common shares has been and will continue to be subject to adjustment every fiscal quarter (or as soon as commercially reasonable and announced by us thereafter), and will equal the greater of (i) $10.00 per share or (ii) the sum of our NAV divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (“NAV per share”).

Below is the NAV per share since December 30, 2023, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 30, 2023	$11.74	Form 1-U
March 29, 2024	$11.58	Form 1-U
June 29, 2024	$11.46	Form 1-U
September 30, 2024	$11.09	Form 1-U
December 31, 2024	$10.93	Form 1-U
March 31, 2025	$10.86	Form 1-U
June 30, 2025	$10.94	Form 1-U
September 30, 2025	$10.64	Form 1-U
December 31, 2025	$10.74	Form 1-U
April 1, 2026	$10.21	Form 1-U
April 29, 2026(1)	$9.61	Form 1-U

(1) This NAV per common share has been updated in connection with the Merger and our shareholders received common shares in the Fundrise eREIT based on this NAV which determined the Exchange Ratio.

Distributions

To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level.

When calculated on a tax basis, distributions were made 100% from return of capital for the years ended December 31, 2025 and 2024.

Any distributions that we make will directly impact our NAV by reducing our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

For further details, please see Note 7, Distributions, in our consolidated financial statements.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of December 31, 2025 and 2024, approximately 8,019,000 and 7,062,000 common shares, respectively, had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored. During the third quarter of 2025, our Manager temporarily suspended our redemption plan. As of December 31, 2025, we are not currently processing redemption requests. Shareholders will have the opportunity to redeem shares from the Fundrise eREIT, in accordance with its redemption plan.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate cash flows from rental revenue from our investments in rental real estate properties and distributions from our equity method investees. We may also seek to acquire investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies—Revenue Recognition in our consolidated financial statements for further detail.

Results of Operations

For the years ended December 31, 2025 and 2024, we had total consolidated net losses of approximately $4.1 million and $18.2 million, respectively. Further information on the notable changes in our results are as follows:

Revenue

Other Revenue

For the years ended December 31, 2025 and 2024, we earned other revenue of approximately $290,000 and $327,000, respectively. The decrease in other revenue is primarily attributable to a decrease in recovery revenue related to real estate taxes for the E66 Property (as defined below).

Expenses

Depreciation and Amortization

For the years ended December 31, 2025 and 2024, we incurred depreciation and amortization expense of approximately $3.1 million and $3.3 million, respectively. The decrease in depreciation and amortization expense is primarily attributable to useful life and capitalization adjustments related to building and site improvements for the Hagerstown Crossroads property (as defined below).

Investment Management and Other Fees – Related Party

For the years ended December 31, 2025 and 2024, we incurred investment management and other related party fees of approximately $1.6 million and $1.8 million respectively. The decrease in investment management and other fees is directly related to a decrease in the quarterly average net assets, as the investment management fee is calculated as a percentage of net assets each quarter. The overall decrease in average net assets is primarily attributable to redemptions throughout the year and the lower average fair value of our investments in the fiscal year ended December 31, 2025 as compared to the prior year.

Property Operating and Maintenance

For the years ended December 31, 2025 and 2024, we incurred property operating and maintenance expenses of approximately $1.5 million and $1.4 million, respectively. The increase in property operating and maintenance expenses is primarily attributable to an increase in real estate taxes for the Hagerstown Crossroads property (as defined below).

Other Income (Expenses)

Interest Expense, net

For the years ended December 31, 2025 and 2024, we incurred net interest expense of approximately $7.4 million and $7.2 million, respectively. The increase in net interest expense is primarily attributable to no income being recognized from our interest rate cap during the fiscal year ended December 31, 2025, as the market secured overnight financing rate (“SOFR”) remained below the cap’s strike rate. In contrast, our interest rate cap generated approximately $941,000 of income in the prior fiscal year. The increase in net interest expense was partially offset by lower gross interest expense in the fiscal year, as the Company had an overall lower average principal balance and lower interest rate on its syndicated warehouse loan of up to $352.7 million in committed capital (the “Credit Facility”), primarily resulting from the refinancing in June 2025. See Note 5, Credit Facility in our consolidated financial statements for further detail.

Interest Expense – Related Party

For the years ended December 31, 2025 and 2024, we incurred related party interest expense of approximately $3.1 million and $2.6 million, respectively. The increase in related party interest expense is primarily attributable to an overall higher average principal balance of related party promissory notes outstanding during the year ended December 31, 2025. See Note 9, Related Party Arrangements in our consolidated financial statements for further detail.

Equity in Earnings (Losses)

For the years ended December 31, 2025 and 2024, we had equity in earnings (losses) from our equity method investees of approximately $10.9 million and ($2.7) million, respectively. The increase in equity in earnings is primarily attributable to gains recognized from the full sale of one equity method investee and partial sales of two other equity method investees. See Note 3, Investments in Equity Method Investees in our consolidated financial statements for further detail.

Decrease in Fair Value of Derivative Financial Instrument

For the years ended December 31, 2025 and 2024, we recognized a decrease in the fair value of our derivative financial instrument of approximately $12,000 and $1.0 million, respectively. The derivative financial instrument is related to the interest rate cap contract on the Credit Facility. The decrease in the fiscal year ended December 31, 2025 was primarily attributable to the shorter remaining term of the original interest rate cap, which matured during the year, as well as the shorter maturity of the replacement cap entered into in June 2025. See Note 6, Derivative Financial Instrument in our consolidated financial statements for further information.

Dividend Income

For the years ended December 31, 2025 and 2024, we earned dividend income of approximately $215,000 and $182,000, respectively. The increase in dividend income is primarily attributable to an increase in cash invested in the money market sweep account.

Our Investments

The following tables summarize the investments held during the period from January 1, 2024 through December 31, 2025. See “Recent Developments” for a description of investments we have made since December 31, 2025. Note that the use of the term “controlled subsidiary” is not intended to conform with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Real Property Controlled Subsidiaries (JV Equity Investments)	Location	Property Type	Date of Acquisition	Purchase Price (1)	Overview (Form 1-U)
RSE REM Controlled Subsidiary	Orlando, FL	Multifamily	11/30/2016	$7,650,000	Initial	Update 1 Update 2 Update 3 Update 4
RSE Insight Controlled Subsidiary(6)	Arlington, VA	Multifamily	01/17/2017	$6,502,187	Initial	Update 1 Update 2
RSE Mezza Controlled Subsidiary(7)	Jacksonville, FL	Multifamily	06/17/2019	$13,177,500	Initial	Update
Hampton Station Controlled Subsidiary(5)	Greenville, SC	Multifamily/Retail	08/16/2019	$4,990,000	Initial	Update
7980 Tar Bay Controlled Subsidiary(2)	Jessup, MD	Industrial	06/04/2021	$28,007,767	Initial	Update
215 N 143rd Ave. Controlled Subsidiary(3)	Goodyear, AZ	Industrial	09/30/2021	$3,059,000	Initial	Update
22480 Randolph Drive Controlled Subsidiary(3)	Sterling, VA	Industrial	11/15/2021	$2,086,000	Initial	Update
7441 Candlewood Road Controlled Subsidiary(3)	Hanover, MD	Industrial	12/29/2021	$2,410,000	Initial	Update
Aerotropolis Controlled Subsidiary(3)	Atlanta, GA	Industrial	02/09/2022	$581,500	Initial	Update
910 W Carver Controlled Subsidiary(3)	Tempe, AZ	Industrial	02/15/2022	$2,410,000	Initial	Update
S Hardy Controlled Subsidiary(3)(4)	Tempe, AZ	Industrial	06/03/2022	$1,100,000	Initial	Update
4653 Nall Road Controlled Subsidiary(3)	Farmers Branch, TX	Industrial	06/16/2022	$1,573,000	Initial	N/A
Cubes at Glendale Building E Controlled Subsidiary(3)	Litchfield Park, AZ	Industrial	04/06/2023	$2,466,160	Initial	N/A
215 Interchange Controlled Subsidiary(3)	Las Vegas, NV	Industrial	06/06/2023	$3,816,200	Initial	N/A
FRIND - Highpoint, LLC(3)	Largo, FL	Industrial	04/26/2024	$18,324,000	Initial	N/A
FRIND - Dorchester LLC(3)	Summerville, SC	Industrial	05/20/2024	$64,089,720	Initial	N/A

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.
(2)	Industrial real estate investment was acquired by the Company through our investment in Fundrise Industrial JV 1, LLC (“Industrial JV 1”), a joint venture between the Company and Fundrise Real Estate Interval Fund, LLC. See “Recent Developments” for a description of any investments our Industrial JV 1 has made since December 31, 2025.
(3)	Industrial real estate investments were acquired by the Company through our investment in Fundrise Industrial JV 2, LLC (“Industrial JV 2”), a joint venture between the Company and Fundrise Real Estate Interval Fund, LLC. See “Recent Developments” for a description of any investments our Industrial JV 2 has made since December 31, 2025.
(4)	On December 20, 2024 the investment in S Hardy Controlled Subsidiary was redeemed.
(5)	On November 25, 2024, Hampton Station Holdings, LLC sold part of the Hampton Station property located in Greenville, SC for a sales price of approximately $11.1 million. Our distribution received from the sale totaled approximately $1.2 million. On January 24, 2025, Hampton Station Holdings, LLC sold part of the Hampton Station property located in Greenville, SC for a sales price of approximately $45.4 million. Our distribution received from the sale totaled approximately $5.7 million. Hampton Station Holdings, LLC continues to own and operate the remaining Hampton Station property located in Greenville, SC. See Note 3, Investments in Equity Method Investees in our consolidated financial statements for further information regarding this disposition.
(6)	On July 2, 2025, the RSE Insight Controlled Subsidiary (Fundrise Insight Two, LLC) sold the Tyroll Hill Apartments for a sales price of approximately $32.0 million. Proceeds from the sale totaled approximately $17.3 million, net of repayment of the $14.6 million outstanding senior loan (including of accrued interest), and closing costs of approximately $88,000. The Company’s allocated share of the sales proceeds was approximately $14.6 million. In connection with the sale and the subsequent liquidation of Fundrise Insight Two, LLC, the Company reinvested $2.0 million of its proceeds into a new joint venture with the same partner. See Note 3, Investments in Equity Method Investees in our consolidated financial statements for further information regarding this disposition.
(7)	On December 10, 2025 the Company sold 5.10% of limited partner interest in Mezza JV LP to Fundrise Balanced eREIT II, LLC, an affiliated eREIT. The remaining ownership percentage of 94.9% is held by other eREITs and Funds affiliated with our Manager. See Note 3, Investments in Equity Method Investees in our consolidated financial statements for further information regarding this disposition.

As of December 31, 2025, the Company’s investments in companies that are accounted for under the equity method of accounting also included the contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 9, Related Party Arrangements for further information regarding National Lending and the Co-Investment Arrangements.

Real Property Controlled Subsidiaries (Wholly-owned Investments)	Location	Type of Property	Approx. Square Footage at Acquisition	Date of Acquisition	Approx. Acquisition Cost	Projected Hold Period	Overview (Form 1-U)
E66 Controlled Subsidiary	Springfield, VA	Industrial	168,000	01/15/2020	$15,738,000	10 years	Initial	Update 1 Update 2 Update 3
Hagerstown Crossroads Controlled Subsidiary	Williamsport, MD	Industrial	825,620	06/17/2022	$53,323,000	10 years	Initial	Update

Liquidity and Capital Resources

We obtain the capital to fund our investment activities and operating expenses from secured or unsecured financings from banks, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities and other financing transactions. We use our capital to originate, invest in and manage a diversified portfolio of real estate investments and fund our operations. Our material cash requirements are primarily (i) funding new investments as opportunities arise, (ii) ordinary-course operating expenses and capital expenditures, and (iii) debt service. As of December 31, 2025, we had no unfunded commitments, have not identified any material capital expenditure requirements over the next twelve months, and have no mortgage maturities during the same period.

As of December 31, 2025, we had deployed approximately $214.3 million for nine investments and had approximately $5.3 million in cash and cash equivalents. The Company has a continuous funding commitment to maintain a capital contribution amount of 5% of its assets under management to National Lending. See Note 9, Related Party Arrangements for more information regarding National Lending. As of December 31, 2025, the Company has satisfied this requirement and had no unfunded capital commitment related to this obligation. We anticipate that cash on hand, and future cash flows from operations will provide sufficient liquidity to meet any future funding commitments and costs of operations for at least 12 months. Additionally, as part of our ownership interest of National Lending, we have the ability to utilize short-term bridge financing through promissory notes. See Note 9, Related Party Arrangements for more information.

We may employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We have outstanding unsecured Company level debt (inclusive of accrued interest) of approximately $10.1 million and $39.9 million and as of April 30, 2026 and December 31, 2025, respectively. This does not include any debt secured by the real property of our consolidated or unconsolidated investments. Our targeted portfolio-wide leverage is between 50%-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or the fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the initial portfolio) in order to quickly build a diversified portfolio of assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. It is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

We seek to manage liquidity and capital resources to support our long-term investment strategy. Our ability to grow and diversify our portfolio is influenced, in part, by our ability to raise additional capital through the issuance of common shares. To the extent capital raising activity is lower than anticipated, the pace of new investments and portfolio diversification may be reduced. In addition, because we incur certain fixed operating expenses, slower capital growth could increase such expenses as a percentage of gross income and may affect the level of distributions over time.

Outlook and Recent Trends

We seek to identify and make investments according to large macroeconomic trends because we believe those trends are likely to drive outsized growth, which in turn can deliver above average performance. Real estate has seen significant headwinds since the Federal Reserve (the “Fed”) first began raising interest rates in late 2022 to combat inflation. Over the past several years, a combination of higher interest rates and a softer rental market has made real estate a challenging asset class from a return and valuation perspective. During 2025, the real estate market operated amid continued macroeconomic uncertainty and constrained capital markets. Within real estate, performance continues to diverge between property sectors. Single family and industrial rent continued to grow in 2025, while multifamily rent experienced modest softening.

Macroeconomic conditions remained volatile throughout 2025 and into early 2026. The introduction of tariffs in 2025, which were subsequently struck down in February 2026, contributed to uncertainty. Broader economic indicators during this period pointed to a slowing growth environment, with moderating inflation and signs of strain in consumer spending, particularly among middle-income households. In response to evolving economic conditions, the Fed reduced its benchmark interest rate by 25 basis points in September, October, and December 2025. Despite growing concerns about the broader economic environment, the Fundrise portfolio continued to benefit from the underlying fundamentals of its asset base throughout 2025. Across much of the portfolio, disciplined asset management and diversification helped support operating performance during a period of limited transaction activity and reduced liquidity in private real estate markets. For many real estate investors, this translated into a year of consolidation, with property values remaining relatively stable rather than experiencing a broad recovery.

More recently, geopolitical developments, including the outbreak of war in Iran in March 2026, have increased market volatility and contributed to a tightening of financial conditions. Interest rates have risen, with the 10-year Treasury increasing from approximately 3.96% to 4.35% over a short period, while capital markets activity has slowed. These dynamics have resulted in higher discount rates and downward pressure on real estate valuations, including within the Fundrise portfolio as of the date of this report.

Looking ahead, the Company expects that real estate market conditions will continue to be influenced by macroeconomic and geopolitical developments. While a sustained decline in interest rates could support improved valuations over time, the timing and extent of such changes remain uncertain. The Fundrise portfolio is positioned with a focus on diversified, income-generating assets, which management believes may provide relative resilience in a slower growth environment. The Company will continue to evaluate investment opportunities across both equity and credit strategies, with an emphasis on disciplined capital deployment in response to evolving market conditions.

Off-Balance Sheet Arrangements

As of December 31, 2025 and 2024, we had no off-balance sheet arrangements.

Recent Developments

Investments

On January 16, 2026, the Company sold the Hagerstown Crossroads Controlled Subsidiary for a sales price of approximately $102.4 million. In connection with the sale, the Company partially repaid the Credit Facility in the amount of approximately $54.6 million and received net cash proceeds of approximately $43.8 million. The Company recorded a loss on extinguishment of debt of approximately $977,000 and a loss on sale of real estate of approximately $171,000.

National Lending

On January 20, 2026, the Company partially paid off $30.0 million of principal on the 2025 - D National Lending promissory note. The note bears a 5.00% interest rate and matures on December 31, 2026. As of April 30, 2026 the principal outstanding on the promissory note is $9.9 million.

On January 20, 2026, the Company paid off the 2025 - E National Lending promissory note, including $7.0 million of principal and approximately $18,000 of accrued interest.

Investments

On April 24, 2026, the 22480 Randolph Drive Controlled Subsidiary, an asset held through our investment in Industrial JV 2, redeemed the 22480 Randolph Drive Property for the full amount.

Merger

Effective April 29, 2026, the Company completed the Merger with the Fundrise eREIT. In connection with the Merger, the Fundrise eREIT issued to the shareholders of the Company common shares of the Fundrise eREIT based on an agreed upon Exchange Ratio. The Exchange Ratio was based on the Company’s NAV per share that was effective as of the date of the Merger, April 29, 2026. For more information about the Merger, please see the prospectus filed by the Fundrise eREIT on April 27, 2026 found here.

Item 3.	Directors and Officers

Our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager has established an investment committee that makes decisions with respect to all acquisitions and dispositions. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in our Offering Circular unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our Operating Agreement. Our Manager maintains a contractual, as opposed to a fiduciary, relationship with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Executive Officers of Our Manager

As of the date of this Annual Report, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Benjamin S. Miller	49	Chief Executive Officer
Brandon T. Jenkins	40	Chief Operating Officer
Bjorn J. Hall	45	General Counsel, Chief Compliance Officer and Secretary
Alison A. Staloch	45	Chief Financial Officer

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and a Director of our Sponsor since its inception on March 14, 2012. Prior to joining our Sponsor, Mr. Miller had been the President of one of the largest mixed-use real estate companies in the Washington, DC metro area. Over the course of his 25-year career, Mr. Miller has acquired more than $8 billion of real estate assets—including 37,000 residential units and 5 million square feet of industrial and commercial space. Mr. Miller holds a Bachelor’s degree in Economics from the University of Pennsylvania.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in such capacity with our Sponsor since February 2014, prior to which time he served as Head of Product Development and Director of Real Estate. Previously, Mr. Jenkins has served as Director of Real Estate for WestMill Capital Partners and spent two and a half years as an investment advisor at Marcus & Millichap. Mr. Jenkins earned his Bachelor of Arts degree from Duke University.

Alison A. Staloch currently serves as the Chief Financial Officer of our Manager and has served in such capacity with our Sponsor since April 2021. Prior to joining our Sponsor, Ms. Staloch served as the Chief Accountant of the Division of Investment Management at the SEC from December 2017 to April 2021, and before that, served as Assistant Chief Accountant of the Division of Investment Management at the SEC from November 2015 to November 2017. From 2005 to 2015, Ms. Staloch was with KPMG LLP in its Asset Management practice. Ms. Staloch has a Bachelor of Arts degree in Psychology from Miami University and received a Master of Accounting degree from the Ohio State University.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer, and Corporate Secretary of our Manager and has served in such capacities with our Sponsor since February 2014. Prior to joining our Sponsor in February 2014, Mr. Hall was a counsel at the law firm of O’Melveny & Myers LLP, where he served as a member of the Corporate Finance and Securities Group. Mr. Hall has a Bachelor of Arts degree from the University of North Dakota and received a J.D. from Georgetown University Law Center.

Compensation of Executive Officers

Each of the executive officers of our Sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for their services, including services performed for us on behalf of our Manager, from our Sponsor. As executive officers of our Manager, these individuals serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees and reimbursements we pay to our Manager, we do not pay any compensation directly to these individuals.

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Management Compensation” in our Offering Circular and Note 9, Related Party Arrangements – Fundrise Advisors, LLC, Manager in our consolidated financial statements.

Item 4.	Security Ownership of Management and Certain Securityholders

Principal Shareholders

The following table sets forth the approximate beneficial ownership of our common shares as of March 31, 2026 for each person or group that holds more than 10.0% of our common shares, for each executive officer of our Manager and for the executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

	Number of Shares Beneficially	Percent of
Name of Beneficial Owner (1)(2)	Owned	All Shares
Benjamin S. Miller	503	*
Brandon T. Jenkins	9	*
Bjorn J. Hall	198	*
Alison A. Staloch	155	*
All executive officers of our Manager as a group (4 persons)	865	*

*	Represents less than 1.0% of our outstanding common shares.

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	Each listed beneficial owner, person or entity has an address in care of our principal executive offices at 11 Dupont Circle NW, 9th Floor, Washington, DC 20036.

Item 5.	Interest of Management and Others in Certain Transactions

For further details, please see Note 9, Related Party Arrangements in our Consolidated Financial Statements.

Item 6.	Other Information

None.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise East Coast Opportunistic REIT, LLC

Item 7.	Financial Statements

Independent Auditor’s Report

Members

Fundrise East Coast Opportunistic REIT, LLC

Opinion

We have audited the consolidated financial statements of Fundrise East Coast Opportunistic REIT, LLC and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, the related consolidated statements of operations, members’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ RSM US LLP

McLean, Virginia

April 30, 2026

Fundrise East Coast Opportunistic REIT, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of December 31, 2025	As of December 31, 2024
ASSETS
Cash and cash equivalents	$5,341	$5,578
Restricted cash	2,069	13,408
Other assets, net	1,731	1,646
Due from related party	-	15
Derivative financial instrument	-	1
Investments in equity method investees	40,203	56,618
Investments in rental real estate properties, net	127,486	130,380
Total Assets	$176,830	$207,646

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$465	$749
Due to related party	560	301
Settling subscriptions	-	15
Redemptions payable	16	4,808
Distributions payable	-	36
Rental security deposits and other liabilities	183	178
Notes payable - related party	58,908	54,309
Credit Facility, net	78,774	95,000
Total Liabilities	$138,906	$155,396

Commitments and Contingencies

Members’ Equity:
Common shares; net of redemptions; unlimited shares authorized; 15,554,204 and 15,525,907 shares issued 7,535,357 and 8,463,586 shares outstanding as of December 31, 2025 and December 31, 2024, respectively	75,837	85,982
Accumulated deficit and cumulative distributions	(37,913)	(33,732)
Total Members’ Equity	37,924	52,250
Total Liabilities and Members’ Equity	$176,830	$207,646

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise East Coast Opportunistic REIT, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024
Revenue
Rental revenue	$1,701	$1,714
Other revenue	290	327
Total revenue	1,991	2,041

Expenses
Depreciation and amortization	3,098	3,300
Investment management and other fees - related party	1,587	1,804
Property operating and maintenance	1,510	1,356
General and administrative expenses	484	489
Total expenses	6,679	6,949

Other income (expenses)
Interest expense, net	(7,400)	(7,189)
Interest expense - related party	(3,113)	(2,602)
Equity in earnings (losses)	10,950	(2,668)
Loss on extinguishment of debt	(21)	-
Decrease in fair value of derivative financial instrument	(12)	(1,021)
Dividend income	215	182
Total other income (expenses)	619	(13,298)

Net loss	$(4,069)	$(18,206)

Net loss per basic and diluted common share	$(0.52)	$(1.93)
Weighted average number of common shares outstanding, basic and diluted	7,869,338	9,434,487

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise East Coast Opportunistic REIT, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Accumulated Deficit and Cumulative	Total Members'
	Shares	Amount	Distributions	Equity
December 31, 2023	10,033,093	$104,052	$(15,315)	$88,737
Proceeds from issuance of common shares	7,283	81	-	81
Offering costs	-	(205)	-	(205)
Distributions declared on common shares	-	-	(211)	(211)
Redemptions of common shares	(1,576,790)	(17,946)	-	(17,946)
Net loss	-	-	(18,206)	(18,206)
December 31, 2024	8,463,586	85,982	(33,732)	52,250
Proceeds from issuance of common shares	28,298	309	-	309
Offering costs	-	(75)	-	(75)
Distributions declared on common shares	-	-	(112)	(112)
Redemptions of common shares	(956,527)	(10,379)	-	(10,379)
Net loss	-	-	(4,069)	(4,069)
December 31, 2025	7,535,357	$75,837	$(37,913)	$37,924

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise East Coast Opportunistic REIT, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024
OPERATING ACTIVITIES:
Net loss	$(4,069)	$(18,206)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	3,098	3,300
Amortization of deferred financing fees	551	473
Equity in (earnings) losses	(10,950)	2,668
Return on investment from equity method investees	-	796
Decrease in fair value of derivative financial instrument	12	1,021
Change in assets and liabilities:
Net (increase) decrease in other assets, net	(144)	23
Net (increase) decrease in due from related party	15	260
Net increase (decrease) in accounts payable and accrued expenses	(303)	33
Net increase (decrease) in due to related party	238	(480)
Net increase (decrease) in rental security deposits and other liabilities	5	56
Net cash provided by (used in) operating activities	(11,547)	(10,056)
INVESTING ACTIVITIES:
Investment in equity method investees	(6,179)	(6,180)
Return of investment from equity method investees	33,543	1,998
Capital expenditures related to rental real estate properties	(145)	(480)
Release of deposits	-	33
Reimbursement of capital expenditures	-	331
Net cash provided by (used in) investing activities	27,219	(4,298)
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	294	81
Proceeds from advances on Credit Facility	80,430	10,923
Repayment of Credit Facility	(95,000)	-
Redemptions paid	(15,170)	(20,710)
Proceeds from note payable - related party	20,900	38,200
Repayment of note payable - related party	(16,300)	(4,000)
Proceeds from settling subscriptions	-	15
Distributions paid	(149)	(335)
Purchase of derivative financial instrument	(11)	(45)
Offering costs paid	(35)	(202)
Payment of deferred financing fees	(2,207)	-
Net cash provided by (used in) financing activities	(27,248)	23,927

Net increase (decrease) in cash and cash equivalents and restricted cash	(11,576)	9,573
Cash and cash equivalents, beginning of period	18,986	9,413
Cash and cash equivalents, end of period	$7,410	$18,986

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Return of investment from equity method investees	$2,000	$-
Investment in equity method investees	$(2,000)	$-
Non-cash extinguishment and reissuance of debt	$51,200	$69,300

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid – related party note	$3,114	$2,940
Interest paid – Credit facility	$7,067	$7,628

The accompanying notes are an integral part of these consolidated financial statements

Fundrise East Coast Opportunistic REIT, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

1.	Formation and Organization

Fundrise East Coast Opportunistic REIT, LLC was formed on November 19, 2015, as a Delaware limited liability company and substantially commenced operations on October 25, 2016. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise East Coast Opportunistic REIT, LLC except where the context otherwise requires.

The Company has one operating and reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio primarily consisting of investments in industrial and multifamily rental properties and development projects located in the states of Massachusetts, New York, New Jersey, North Carolina, South Carolina, Georgia and Florida, as well as the metropolitan statistical areas (“MSAs”) of Washington, DC, Philadelphia, PA, and high growth Sunbelt states, with such investments consisting of equity interests in such properties or debt, as well as commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt) and other select real estate-related assets, where the underlying assets primarily consist of such properties. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We have operated in such a manner as to qualify as a REIT for federal income tax purposes beginning with the year ended December 31, 2016. On November 5, 2021, we formed a taxable REIT subsidiary (“TRS”). As of December 31, 2025, we have not established an operating partnership or qualified REIT subsidiary, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

The Company’s initial and subsequent offering of its common shares (the “Offering(s)”) was conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $75.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares.

During the third quarter of 2025, the Manager closed the Regulation A Offering of common shares of the Company.

As of December 31, 2025 and 2024, after redemptions, the Company has net common shares outstanding of approximately 7,535,000 and 8,464,000, respectively, including common shares to Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of December 31, 2025 and 2024, the Sponsor purchased an aggregated 600 common shares at $10.00 per share in private placement for an aggregate purchase price of $6,000. In addition, as of December 31, 2025 and 2024, Moat Investments, LP (formerly known as Fundrise, L.P.), an affiliate of the Sponsor, has purchased an aggregate of 9,500 common shares at $10.00 per share in a private placement for an aggregate purchase price of $95,000. As of December 31, 2025 and 2024, after redemptions, third parties owned approximately 239,000 common shares in private placements for an aggregate purchase price of approximately $3.1 million. As of December 31, 2025 and 2024, the total amount of equity issued by the Company on a gross basis was approximately $176.3 million and $176.0 million, respectively, and the total amount of settling subscriptions was $0 and approximately $15,000 respectively. The settling subscriptions as of December 31, 2024 were offered at a per share price of $11.09.

Merger

Effective April 29, 2026, the Company merged (the “Merger”) into the Fundrise eREIT, LLC (the “Fundrise eREIT”). In connection with the Merger, the Fundrise eREIT issued to the shareholders of the Company common shares of the Fundrise eREIT based on an agreed upon exchange ratio (“Exchange Ratio”). The Exchange Ratio was based on the Company’s net asset value (“NAV”) per share that was effective as of the date of the Merger, April 29, 2026. The Fundrise eREIT was the surviving entity.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC. The Company has no items of other comprehensive income or loss in any period presented.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately fewer voting rights. As of December 31, 2025, the Company has identified both Mezza JV LP (the parent entity of the Mezza Subsidiary) and HCP Project Company, LLC as VIEs; however, we are not the primary beneficiary and therefore account for these investments under the equity method of accounting. As of December 31, 2024, we did not have any VIEs for the periods presented in these consolidated financial statements.

All intercompany balances and transactions have been eliminated in consolidation.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consists of money market funds as of December 31, 2025 and 2024.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Restricted Cash

Restricted cash consists of cash balances restricted in use by contractual obligations with third parties. This may include funds escrowed for collateral, tenant security deposits, real estate taxes, property insurance, and mortgage escrows required by lenders on certain of our properties to be used for future building renovations or tenant improvements.

Losses per Share

Basic losses per share is calculated on the basis of the weighted-average number of common shares outstanding during the period. Basic losses per share is computed by dividing loss available to common members by the weighted-average common shares outstanding during the period. Diluted net loss per share of common stock equals basic net loss per share of common stock as there were no potentially dilutive securities outstanding during the years ended December 31, 2025 and 2024.

Offering Costs

Offering costs represent costs incurred by the Company in the qualification of the Offering and the marketing and distribution of common shares. Costs included in the marketing and distribution of common shares, include, without limitation, expenses for printing, amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees, and accountants’ and attorneys’ fees.

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (“ACH”) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment is originally recorded at cost and adjusted for contributions, distributions, basis difference, and to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

Distributions received from an equity method investee are recognized as a reduction in the carrying amount of the investment. If distributions are received from an equity method investee that would reduce the carrying amount of an equity method investment below zero, the Company evaluates the facts and circumstances of the distributions to determine the appropriate accounting for the excess distribution, including an evaluation of the source of the proceeds and implicit or explicit commitments to fund the equity method investee. The excess distribution is either recorded as a gain from equity method investee, or in instances where the source of proceeds is from financing activities or the Company has a significant commitment to fund the investee, the excess distribution would result in an equity method liability and the Company would continue to record its share of the equity method investee’s earnings and losses. When the Company does not have a significant requirement to contribute additional capital over and above the original capital commitment and the carrying value of the investment in the unconsolidated venture is reduced to zero, the Company discontinues applying the equity method of accounting unless the venture has an expectation of an imminent return to profitability. If the venture subsequently reports net income, the equity method of accounting is resumed only after the Company’s share of that net income equals the share of net losses or distributions not recognized during the period the equity method was suspended.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other-than-temporary, then the Company estimates the fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the years ended December 31, 2025 and 2024.

Investments in Rental Real Estate Properties

Upon acquisition, the Company first determines whether the acquisition of a property qualifies as a business combination, in accordance with FASB ASC 805, Business Combinations. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, building, site improvements, acquired in-place leases, above-market leases, and other identified intangible assets), intangible liabilities (including below-market leases), and assumed liabilities, and allocates the purchase price on a relative fair value basis (including capitalized transaction costs) to the acquired assets and assumed liabilities.

The amortization of in-place leases is recorded to depreciation and amortization expense on the Company’s consolidated statements of operations. The amortization of above- or below-market leases is recorded as an adjustment to rental revenue on the Company’s consolidated statements of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below-market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below-market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any in-place lease value is written off.

For rental real estate properties, significant improvements are capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

Costs capitalized in connection with rental real estate property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range of the assets are as follows:

Description	Depreciable Life
Building and building improvements	30 – 40 years
Site improvements and Leasehold Improvements	5 – 20 years
Furniture, fixtures and equipment	5 – 9 years
Lease intangibles	Over lease term

We evaluate our real estate properties for impairment when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value. During the years ended December 31, 2025 and 2024, no such impairments occurred.

Real Estate Deposits

During the closing on an investment in rental real estate property or real estate held for improvement, we may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will be returned to us. The Company may pay a deposit for a property that is ultimately acquired by a related party fund. Upon acquisition of the property, the related party fund would reimburse the Company for the full amount of the deposit. The Company also may pay a security deposit to retain services related to our investments in rental real estate properties. During the years ended December 31, 2025 and 2024, the Company was reimbursed $0 and approximately $33,000 in deposits, respectively.

Derivative Financial Instruments

Derivative financial instruments are initially recorded at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to fair value at period end. Any gains or losses arising from changes in fair value of derivative contracts not designated for hedge accounting are recorded in our consolidated statements of operations as “Increase (decrease) in fair value of derivative financial instrument”. In the event a derivative financial instrument is settled, terminated, or extinguished before maturity, any realized gain or loss resulting from the transaction is recognized in our consolidated statements of operations in “Increase (decrease) in fair value of derivative financial instrument”. The realized gain or loss represents the difference between the carrying fair value of the derivative at the time of the termination and the settlement amount paid or received. Any gains or losses arising from cash paid or received on derivative contracts are recorded in our consolidated statements of operations as “Interest expense, net.”

Deferred Financing Costs

Deferred financing costs are loan fees, legal fees and other third-party costs associated with obtaining financing. These costs are amortized over the terms of the respective financing agreements using a method which approximates the effective interest method. Deferred financing costs related to loan advances on the Credit Facility (as defined in Note 5, Credit Facility) are recorded against the loan carrying amount and the amortization of deferred financing costs are recorded in interest expense.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular. In the event that we amend, suspend, or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment.

During the third quarter of 2025, in advance of the merger involving the Company, the redemption plan has been temporarily suspended, and the Company is not currently processing redemption requests. Shareholders will have the opportunity to redeem shares from the Fundrise eREIT, in accordance with its redemption plan.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. The Company has qualified for treatment each year as a REIT under the Internal Revenue Code of 1986, as amended, commencing with its taxable year ended December 31, 2016, and intends to continue to operate as such. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

On November 5, 2021, we formed a TRS, Fundrise East Coast TRS, LLC (“East Coast TRS”). As a result of this formation, we will record income tax expense or benefit with respect to our entity that is taxed as a TRS under provisions similar to those applicable to regular corporations and not under the REIT provisions. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements during the years ended December 31, 2025 and 2024. As of December 31, 2025 and 2024, there are no gross deferred tax assets or liabilities.

As of December 31, 2025, the tax period for the taxable year ending December 31, 2022 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation. For the open tax periods, the Company has no uncertain tax positions that would require recognition in the consolidated financial statements.

Revenue Recognition

Rental and other property revenues are accounted for in accordance with ASC 842, Leases. Accordingly, lease revenue is excluded from the scope of ASC 606, Revenue from Contracts with Customers. Rental and other property revenues are recognized when due from tenants and recorded monthly as earned in accordance with the terms of the lease agreements. Rental revenue is recognized on a straight-line basis over the term of the lease. We periodically review the collectability of our tenant receivables and record an allowance for doubtful accounts for any estimated losses. Consistent with ASC 842, the Company recognizes rental revenue only to the extent that collection is probable. Rental revenue is recorded net of bad debt expense in the consolidated financial statements.

Dividend income consists of interest earned on bank accounts and money market dividend income, which is related to dividends earned through our cash sweep bank account and is recognized on an accrual basis.

Other revenue consists of utility reimbursements, damages, termination fees, administrative fees, and late fees, which are recognized on an accrual basis.

As of December 31, 2025, non-cancellable commercial operating leases provide for future minimum rental revenue from continuing operations as follows (amounts in thousands):

Year	Minimum Rental Revenue
2026	$1,757
2027	1,827
2028	1,751
2029	439
2030	-
Thereafter	-
Total	$5,774

For the years ended December 31, 2025 and 2024, two tenants accounted for 100% of rental revenue.

Recent Accounting Pronouncements

In December 2025, the FASB issued Accounting Standards Update (“ASU”) 2025-12, Codification Improvements, which clarifies, corrects, and makes minor improvements across U.S. GAAP. The standard is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2026, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270), which improves the navigability of interim reporting guidance in Topic 270. The ASU does not expand or reduce interim disclosure requirements, but instead clarifies when Topic 270 applies, what constitutes interim financial statements prepared in accordance with U.S. GAAP, and which disclosures are required at interim dates. The standard is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2027, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326), which provides a practical expedient for all entities and an accounting policy election for entities other than public business entities when estimating expected credit losses on trade receivables and contract assets arising from revenue transactions under Topic 606. The standard is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2025, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810), which amends existing guidance for determining the accounting acquirer in a transaction primarily effected  through the exchange of equity interests in which the legal acquiree is a VIE that meets the definition of a business. The standard is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2026, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

In January 2025, the Company adopted ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This guidance enhances the transparency and usefulness of income tax disclosures by requiring entities to provide additional information about income taxes paid, including disaggregation by federal, state, and foreign jurisdictions, as well as further detail on the effective tax rate reconciliation. The adoption of this guidance had no impact on the Company’s financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income (Topic 220): Expense Disaggregation Disclosures, which requires disclosure within the notes to the financial statements of specified expense categories as well as qualitative descriptions for amounts not disaggregated quantitatively within expense captions on the income statement. The standard is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted.  The Company is evaluating the standard to determine its impact on the Company’s disclosures.

In January 2024, the Company adopted ASU 2023-07, Segment Reporting (Topic 280), which expands segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and are included in each reported measure of segment profit or loss. It also requires disclosure of the amount and composition of “other segment items”, as well as interim disclosures of segment profit or loss and assets. These requirements apply to all public entities, including those with a single reportable segment. Adoption of the new standard affected financial statement disclosures only and did not impact the Company’s financial position or results of operations.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024
Beginning balance	$56,618	$55,900
Additional investments in equity method investees(1)	8,179	6,180
Distributions from equity method investees(1)	(35,544)	(2,794)
Equity in earnings (losses) of equity method investees(1)(2)	10,950	(2,668)
Ending balance	$40,203	$56,618

(1)

On July 2, 2025, the RSE Insight Subsidiary (Fundrise Insight Two, LLC) sold the Tyroll Hill Apartments for a sales price of approximately $32.0 million. Proceeds from the sale totaled approximately $17.3 million, net of repayment of the $14.6 million outstanding senior loan (including of accrued interest), and closing costs of approximately $88,000. The Company’s allocated share of the sales proceeds was approximately $14.6 million. In connection with the sale and the subsequent liquidation of Fundrise Insight Two, LLC, the Company reinvested $2.0 million of its proceeds into a new joint venture with the same partner. Accordingly, the Company received a net cash distribution of approximately $12.6 million after the reinvestment. Further information regarding this new equity method investment is provided below. As a result of the sale of Tyroll Hill Apartments, the Company recognized a gain on disposition of equity method investees of approximately $11.5 million during the years ended December 31, 2025. This gain is reflected within “equity in earnings” in the consolidated statements of operations.

On December 10, 2025, the Company sold a 5.10% limited partnership interest in Mezza JV to an affiliated eREIT for a sales price of approximately $1.4 million. The carrying value of the interest sold was approximately $169,000, resulting in a gain on sale of approximately $1.3 million for the year ended December 31, 2025. The Company continues to account for its remaining interest in Mezza JV under the equity method of accounting.

(2)	For the year ended December 31, 2025, the Company’s equity in earnings (loss) of equity method investees includes a gain of approximately $2.1 million that is the result of distributions in excess of the equity investment basis in the Hampton Station Holdings, LLC entity.

The condensed financial position and results of operations of the Company’s equity method investments for the periods presented are summarized below (amounts in thousands):

Condensed balance sheet information:	As of December 31, 2025	As of December 31, 2024
Real estate assets, net	$527,229	$569,956
Other assets(1)	175,310	161,632
Total assets	$702,539	$731,588

Mortgage/construction loans payable, net	$371,531	$341,370
Other liabilities(2)	56,910	37,797
Equity	274,098	352,421
Total liabilities and equity	$702,539	$731,588
Company’s equity investment, net	$40,203	$56,618

(1)	As of December 31, 2025 and December 31, 2024, approximately $134.4 million and $98.3 million of “Other assets” are promissory notes receivable from other eREITs held by the Company’s equity method investment in National Lending, LLC (“National Lending”) respectively. See Note 9, Related Party Arrangements for further information regarding National Lending.

(2)	As of December 31, 2025 and 2024, approximately $49.4 million and $22.0 million of “Other liabilities” represent promissory notes issued from affiliated entities to National Lending, respectively. See Note 9, Related Party Arrangements for further information regarding National Lending.

Condensed income statement information:	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024
Total revenue	$44,347	$36,043
Total expenses	67,123	54,540
Net income (loss)	$(22,776)	$(18,497)
Company’s equity in income (loss)(1)	$10,950	$(2,668)

(1)	For the year ended December 31, 2025, the Company’s equity in income (loss) of equity method investees includes gains of approximately $2.1 million that is the result of distributions in excess of the equity investment basis in the Hampton Station Holdings, LLC entity, and an approximate $12.8 million gain on sale of investments.

As of December 31, 2025 and 2024, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	An initial 58% non-controlling member interest in Mezza JV LP, whose activities are carried out through its following wholly-owned asset: Mezza Apartments, a garden-style multi-family complex in Jacksonville, FL. On December 10, 2025 the Company sold 5.10% of limited partner interest in Mezza JV LP to Fundrise Balanced eREIT II, LLC, an affiliated eREIT. The remaining ownership percentage of 94.9% is held by other eREITs and Funds affiliated with our Manager. As of December 31, 2025, the Company has determined that this entity is a VIE and that it is not the primary beneficiary. See Note 13, Variable Interest Entities, for further information. regarding non-primary beneficiaries of a VIE.

(2)	A 95% non-controlling member interest in Hampton Station Holdings, LLC, whose activities are carried out through its following wholly-owned asset: Hampton Station, a multi-tenant building and a development site for multi-family apartments in Greenville, SC. On November 19, 2021, Fundrise Development eREIT, LLC (“Development eREIT”), an affiliate eREIT, was admitted as a member of the joint venture concurrently with the closing of a construction loan related to the development of a mid-rise apartment complex. Remaining equity contributions to Hampton Station Holdings, LLC, will be contributed 95% by the Company and Development eREIT. On November 25, 2024, Hampton Station Holdings, LLC sold part of the Hampton Station property located in Greenville, SC for a sales price of approximately $11.1 million. Our distribution received from the sale totaled approximately $1.2 million. On January 24, 2025, Hampton Station Holdings, LLC sold part of the Hampton Station property located in Greenville, SC for a sales price of approximately $45.4 million. Our distribution received from the sale totaled approximately $5.7 million. Hampton Station Holdings, LLC continues to own and operate the remaining Hampton Station property located in Greenville, SC. As of both December 31, 2025 and December 31, 2024 our member interest in Hampton Station Holdings, LLC was 24.2%, respectively.

(3)	A 20% non-controlling member interest in HCP Project Company LLC, whose activities are carried out through its following wholly-owned asset: Haven Columbia Pike, a garden-style multifamily property in Arlington, VA. As of December 31, 2025, the Company has determined that this entity is a VIE and that it is not the primary beneficiary. See Note 13, Variable Interest Entities, for further information.

(4)	Investments in equity method investees includes the contributions to National Lending, in exchange for ownership interests. As of December 31, 2025 and December 31, 2024, the carrying value of the Company’s equity method investment in National Lending was approximately $12.0 million and $11.4 million, respectively. See Note 9, Related Party Arrangements for further information regarding National Lending.

(5)	An initial 80% interest in Fundrise Industrial JV 1, LLC, whose activities are carried out through its following wholly-owned asset: 7980 Tar Bay, an industrial rental property in Jessup, MD. See Note 9, Related Party Arrangements for further information regarding co-investment arrangements.

(6)	An initial 10% interest in Fundrise Industrial JV 2, LLC, which primarily invests in industrial properties located throughout the United States. See Note 9, Related Party Arrangements for further information regarding co-investment arrangements.

The subsidiaries of Fundrise Industrial JV 1, LLC and Fundrise Industrial JV 2, LLC have entered into various debt arrangements to finance existing real estate properties and acquisitions. As of December 31, 2025 and December 31, 2024, total debt outstanding by these investees was approximately $306.4 million and $255.9 million, respectively. See Note 5, Credit Facility and Note 10, Commitments and Contingencies, for additional details on the related loan terms, the Company’s guarantees, covenant compliance, and other related matters.

4.	Investments in Rental Real Estate Properties

The following table presents the Company’s investment in rental real estate properties (amounts in thousands):

	As of December 31, 2025	As of December 31, 2024
Land	$23,771	$23,771
Building and building improvements	105,504	105,475
Site improvements	8,838	8,879
Total gross investment in rental real estate properties	$138,113	$138,125
Less: Accumulated depreciation	(10,627)	(7,745)
Total investment in rental real estate properties, net	$127,486	$130,380

As of December 31, 2025 and 2024, we had invested in two rental real estate properties, which consists of the following:

1)	In June 2022, the Company directly acquired ownership of a majority-owned subsidiary for an industrial property containing approximately 852,000 square feet of net rentable area (the “Hagerstown Crossroads Property”) located in Williamsport, MD, for approximately $53.3 million.

2)	On January 15, 2020, the Company directly acquired ownership of a majority-owned subsidiary for an industrial property containing approximately 168,000 square feet of net rentable area (the “E66 Property”) located in Springfield, VA for approximately $15.7 million. On December 13, 2022, we completed the redevelopment and placed in-service the E66 Property, in which the demolition of the existing industrial buildings made way for a new 139,000 square feet industrial property. We commenced recognizing revenue, expenses, and depreciation in accordance with our policy, as outlined in Note 2, Summary of Significant Accounting Policies.

As of December 31, 2025 and 2024, the carrying amount of the rental real estate properties above included cumulative capitalized transaction costs of approximately $2.2 million, which includes cumulative acquisition fees paid to the Sponsor of approximately $1.2 million.

For the years ended December 31, 2025 and 2024, the Company recognized approximately $2.9 million and $3.1 million of depreciation expense on rental real estate properties, respectively.

There were no asset acquisitions during the years ended December 31, 2025 and 2024.

5.	Credit Facility

On June 17, 2022, Hagerstown Crossroads Property and the E66 Property (the “East Coast Borrowers”), which are real property-controlled subsidiaries of the Company, executed an agreement for a Credit Facility of up to $95.0 million, secured by real property owned by the East Coast Borrowers (the “Prior Credit Facility”). The Prior Credit Facility bore interest at SOFR + 3.25% and called for interest-only payments for the entire term of the loan, with a principal balloon payment due at maturity. The Prior Credit Facility initially matured on July 7, 2024, with three twelve-month extension options available. In July 2024 we executed the first modification agreement and exercised our first extension option, extending the maturity date to July 7, 2025. As part of this modification, the lender funded an additional $10.9 million in accordance with the terms of the loan agreement. This amount was included within “Restricted Cash” in the consolidated balance sheet as of December 31, 2024.

On June 26, 2025, Fundrise Industrial Portfolio, LLC and Fundrise Industrial Portfolio 2, LLC, both indirect subsidiaries of the Company (the “JV Borrowers”), together with the East Coast Borrowers identified above, collectively refinanced certain underlying properties with a syndicated warehouse loan of up to $352.7 million in committed capital (the “Credit Facility”). In connection with this refinancing, the outstanding loans for all co-borrowers were repaid in full. The Credit Facility bears interest at SOFR + 3.15% and calls for interest-only payments for the entire term of the loan, with a principal balloon payment due at maturity. The Credit Facility matures on June 26, 2027 with three twelve-month extension options available upon satisfying certain provisions.

In connection with the Credit Facility, the co-borrowers entered into an Allocation and Reimbursement Agreement in order to equitably disburse loan proceeds and allocate related costs amongst the co-borrowers. Fundrise Industrial Portfolio 2, LLC will serve as the administrative agent for the Credit Facility, and will be responsible for coordinating loan proceeds, interest payments, and co-borrower reimbursements, as needed. As of December 31, 2025, approximately $297,000 was due from the East Coast Borrowers to the JV Borrowers, which is included within “Due to related parties” on the consolidated balance sheet.

For the years ended December 31, 2025 and 2024, we incurred interest expense of approximately $6.8 million and $7.6 million, respectively, and amortized approximately $551,000 and $473,000 of deferred financing fees, respectively, which are recorded to “Interest expense, net” in our consolidated statements of operations.

The Credit Facility contains various financial and non-financial covenants. Included in these covenants are general liquidity requirements for the Company as one of the Credit Facility’s carve-out guarantors. The loan agreement also contains a requirement for quarterly monitoring of the named co-borrowers’ debt yield ratio. If the co-borrowers do not meet these quarterly minimum compliance requirements, they will enter into a trigger period as defined in the loan agreement, in which control of funds will shift to the lender and disbursement of such funds will be applied in accordance with the cash management agreement per the loan terms. As of December 31, 2025, the Company and co-borrowers were in compliance with these covenants.

The following is a summary of the credit facilities secured by the Company’s properties as of December 31, 2025 and 2024 (dollar amounts in thousands):

Borrower	Commitment Amount	Maturity Date	Interest Rate	Balance as of December 31, 2025		Balance as of December 31, 2024
Hagerstown Crossroads Property and the E66 Property	$95,000	07/07/2025	SOFR + 3.25%	$-		$95,000	(1)

Hagerstown Crossroads Property and the E66 Property	$87,030	06/26/2027	SOFR + 3.15%	$80,430	(2)	$-

(1)	Excludes deferred financing fees of approximately $2.3 million and amortized deferred financing fees of $2.3 million as of December 31, 2024 for Hagerstown Crossroads Property and E66 Property.

(2)	Excludes deferred financing fees of approximately $2.2 million and amortized deferred financing fees of approximately $550,000 as of December 31, 2025 for Hagerstown Crossroads Property and E66 Property.

6.	Derivative Financial Instrument

Effective June 17, 2022, we entered into an interest rate cap agreement for $1.5 million with a notional amount of approximately $80.0 million and a strike rate of 3.00% to manage our exposure to interest rate risk on our variable rate debt (see Note 5, Credit Facility). The interest rate cap was not for trading or other speculative purposes. The interest rate cap agreement matured on July 7, 2024. Effective July 7, 2024, we entered into an interest rate cap agreement for $45,000 with a notional amount of approximately $95.0 million and a strike rate of 5.50% to manage our exposure to interest rate risk on our variable rate debt (see Note 5, Credit Facility). The interest rate cap agreement matured on July 7, 2025. Accordingly, effective June 25, 2025, we entered into a new interest rate cap agreement for approximately $11,000 with a notional amount of approximately $82.7 million and a strike rate of 5.00% (see Note 5, Credit Facility). The interest rate cap agreement matures on June 26, 2026. The interest rate cap is not for trading or other speculative purposes.

For the years ended December 31, 2025 and 2024, we recognized a decrease in the fair value of the interest rate caps of approximately $12,000 and $1.0 million, respectively. These amounts are reflected under “Decrease in fair value of derivative financial instrument” in our consolidated statements of operations.

During the years ended December 31, 2025 and 2024, we recognized aggregate income of $0 and approximately $941,000 related to the interest rate cap, which is recorded as a reduction to “Interest expense, net” in our consolidated statements of operations. No income was recognized during 2025 as market SOFR rates remained below the cap’s contractual strike rate throughout the year. As of both December 31, 2025 and 2024, $0 of interest rate cap income was payable to the Company.

7.	Distributions

Distributions are calculated based on members of record each day during the distribution period. During the years ended December 31, 2025 and 2024, the Company’s total distributions declared to members, the Sponsor, and its affiliates were approximately $112,000 and $211,000, respectively. Of the distributions declared during the years ended December 31, 2025 and 2024, approximately $112,000 and $175,000 were paid, respectively, and $0 and approximately $36,000 remained payable as of December 31, 2025 and 2024, respectively.

8.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

The net carrying amount of cash and cash equivalents, restricted cash, other assets, real estate deposits, and promissory notes to related parties reported in the consolidated balance sheets approximates fair value because of the short maturity of these instruments.

The only financial instruments that are recorded at fair value on the Consolidated Balance Sheets on a recurring basis are the derivative financial instruments. We value these financial instruments utilizing significant other observable inputs (Level 2) such as interest rate, term to maturity, volatility, and current credit spreads. The fair value of our derivatives is estimated based primarily on observable market inputs, such as interest rate, term to maturity, volatility, and current credit spreads. The fair value of our derivative as of December 31, 2025 and 2024 was $0 and $1,000, respectively.

As of December 31, 2025 and 2024, the carrying amounts and fair values of other financial instruments were as follows (amounts in thousands):

	December 31, 2025		December 31, 2024
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Liabilities:
Credit Facility	$80,430	$80,430	$95,000	$95,000
Total	$80,430	$80,430	$95,000	$95,000

Fair value estimates are subjective in nature and are dependent on a number of important assumptions, including estimates of future cash flows, risks, discount rates and relevant comparable market information associated with each financial instrument (see Note 2 – Summary of Significant Accounting Policies). The use of different market assumptions and estimation methodologies may have a material effect on the reported estimated fair value amounts. Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

The following methods and assumptions were used in estimating fair value disclosures for financial instruments:

Credit Facility (Level 3): The fair value of the Credit Facility balance is estimated using a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate (discount rate), loan to value ratios, and expected repayment and prepayment dates. Differences between the carrying values of the Credit Facility in the table above and the Credit Facility in the Consolidated Balance Sheets are due to unamortized deferred financing costs. For investments that were recently acquired, cost is considered to approximate fair value, as these investments have not experienced significant changes in market conditions or asset-specific factors since acquisition.

9.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition, or origination of an investment, to the extent not reimbursed by the borrower in connection with our investments, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, or utility costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. For the years ended December 31, 2025 and 2024, the Manager incurred approximately $28,000 and $10,000 of operational costs on our behalf, respectively. As of December 31, 2025 and 2024, approximately $20,000 and $1,000 were due and payable, respectively.

The Company will pay the Manager a quarterly investment management fee of one-fourth of 0.85% of our NAV at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may in its sole discretion waive its investment management fee, in whole or in part. The Manager will forfeit any portion of the investment management fee that is waived.

During the years ended December 31, 2025 and 2024, we have incurred investment management fees of approximately $757,000 and $963,000, respectively. As of December 31, 2025 and 2024 approximately $170,000 and $218,000 of investment management fees remained payable to the Manager.

Additionally, the Company is required to pay the Manager for servicing any non-performing asset. The Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of December 31, 2025 and 2024, the Manager has not designated any asset as non-performing and no special servicing fees were payable to the Manager. For the years ended December 31, 2025 and 2024, no special servicing fees were incurred or paid to the Manager.

The Company may retain certain of our Manager’s affiliates, from time to time, for services relating to our investments or our operations, which may include, but are not limited to, accounting and audit services (including valuation support services), transaction support services (including but not limited to coordinating with brokers, lawyers, accountants, transfer agents, and other advisors (each of whom may be affiliates), assembling relevant information, conducting financial and market analyses, and coordinating closing procedures), account management services, corporate secretarial services, data management services, directorship services, information technology services, technology and software services, finance/budget services, human resources, judicial processes, legal services, operational services, risk management services, tax services, treasury services, loan management services, construction management services, property management services, leasing services, other real estate related services, transaction support services, transaction consulting services, as well as services related to mortgage servicing, group purchasing, healthcare, consulting/brokerage, capital markets/credit origination, property, title or other types of insurance, management consulting and other operational and investment matters that may arise in the future that are currently unknowable. Any compensation paid to our Manager’s affiliates for any such services will not reduce the investment management fee. Any such arrangements will be at or below market rates. For the years ended December 31, 2025 and 2024, no fees for such services have been incurred or paid to the Manager or directly by the Company.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate. As of December 31, 2025 and 2024, no disposition fees were incurred or payable to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the years ended December 31, 2025 and 2024, the Company did not purchase any investments that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices.

Co-Investment Arrangements

The Company may gain exposure to real estate investments through co-investment arrangements (“Co-Investments”) with other eREITs and Funds affiliated with our Manager. Through a Co-Investment, the Company acquires partial interests rather than full ownership of an investment. The Company’s ownership percentage in the Co-Investment will generally be pro rata to the amount of money the Company applies to the origination or commitment amount for the underlying acquisition.

No reimbursable costs were incurred or outstanding related to Co-Investments as of December 31, 2025 or 2024.

Moat Investments, LP (f/k/a Fundrise, L.P.), Member

Moat Investments, LP (f/k/a Fundrise, L.P.) is a member of the Company and held 9,500 shares as of December 31, 2025 and 2024. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Moat Investments, LP (f/k/a Fundrise, L.P.).

Rise Companies Corp., Member and Sponsor

Rise Companies Corp. is a member of the Company and held 600 common shares as of December 31, 2025 and 2024.

For the years ended December 31, 2025 and 2024, the Sponsor incurred approximately $57,000 and $68,000 of operational costs on our behalf, respectively. As of December 31, 2025 and 2024, $0 and approximately $8,000 were due and payable, respectively.

Fundrise Real Estate, LLC

In January 2023, the Company entered into a Real Estate Services Agreement (the “Agreement”) with Fundrise Real Estate, LLC (the “Vendor”), a wholly-owned subsidiary of our Sponsor. The Agreement outlines various services the Vendor agrees to perform as an independent contractor on a non-exclusive basis, including but not limited to real estate asset management, acquisition and disposition services, capital markets services, debt servicing, and development and entitlement services. Compensation for such services will be paid to the Vendor as described in the Agreement.

For the years ended December 31, 2025 and 2024, the Company incurred real estate asset management fees of approximately $698,000 and $668,000, development and entitlement fees of $0 and approximately $40,000, and debt servicing fees of approximately $131,000 and $132,000, respectively, which are all included in “Investment management and other fees - related party” on the accompanying consolidated statements of operations. As of December 30, 2025 and 2024, approximately $72,000 and $68,000, respectively, in such fees were payable to the Vendor and are included within “Due to related party” on the consolidated balance sheets.

National Lending, LLC

Our Manager formed a self-sustaining lending entity, National Lending, which is financed by certain of the real estate investment trusts (“eREITs”) and other investment vehicles (the “Funds”) managed by our Manager and affiliated with our Sponsor, including the Company. The Sponsor became the manager of National Lending effective June 18, 2025, but does not hold any equity interest in National Lending. Prior to this change, an independent manager managed National Lending under a management agreement at a market rate. The Sponsor is not compensated for its role as manager. Each eREIT or Fund contributes an amount to National Lending in exchange for ownership interests. The current effective operating agreement with National Lending requires each eREIT or Fund maintain a capital contribution amount of 5% of its assets under management, which is measured on a semi-annual basis (January 15th and July 15th). As of December 31, 2025 and 2024, we have contributed approximately $9.7 million for a 14.0% ownership in National Lending. See Note 3, Investments in Equity Method Investees for further information regarding the Company’s ownership interests in National Lending.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs who have contributed to it in order to maintain greater liquidity and better finance such eREIT’s individual real estate investment strategies. Any promissory note bears a market rate of interest. National Lending may also obtain a promissory note from any of these eREITs in order to secure short-term bridge financing.

The following is a summary of the promissory notes issued by National Lending to the Company as of December 31, 2025 and 2024 and remaining outstanding balances as of December 31, 2025 and 2024 (dollar amounts in thousands):

Note	Maximum Principal Amount	Interest Rate	Maturity Date	Balance at December 31, 2025	Balance at December 31, 2024
2024 - A (1)(2)	$25,000	6.50%	12/31/2024	$-	$-
2024 - B (2)	$6,000	6.50%	01/31/2025	$-	$-
2024 - C (2)	$1,000	6.50%	03/28/2025	$-	$-
2024 - D (2)	$8,000	6.50%	04/26/2025	$-	$-
2024 - E (2)	$4,500	6.50%	06/28/2025	$-	$-
2024 - F (2)	$4,000	6.25%	07/29/2025	$-	$-
2024 - G (2)	$2,000	5.75%	09/29/2025	$-	$-
2024 - H (2)	$4,000	5.75%	10/30/2025	$-	$-
2024 - I (2)	$14,000	5.75%	12/31/2025	$-	$14,000
2024 - J (2)(3)	$41,000	6.00%	12/31/2025	$-	$40,300
2025 - A (4)	$2,300	6.00%	12/31/2025	$-	$-
2025 - B (5)	$5,300	5.50%	04/29/2026	$-	$-
2025 - C (6)	$6,000	5.75%	12/12/2026	$-	$-
2025 - D (7)	$40,200	5.00%	12/31/2026	$39,900	$-
2025 - E (7)	$7,000	4.75%	12/31/2026	$7,000	$-
2025 - F (7)	$12,000	4.75%	12/31/2026	$12,000	$-
			Total	$58,900	$54,300

(1)	On January 2, 2024, the Company entered into a new promissory note with National Lending, providing for a maximum principal balance of $25.0 million, bearing interest at 6.50% and maturing on December 31, 2024. Upon execution of this agreement, the Company fully extinguished all outstanding loans from National Lending as of December 31, 2023, which included approximately $20.1 million of principal and approximately $350,000 in accrued interest. The $20.1 million principal was settled through a non-cash debt extinguishment. This loan was secured by properties pledged by the Company with a total carrying value of approximately $56.9 million. On December 31, 2024, the Company repaid this loan.

(2)	During the year ended December 31, 2024, the Company entered into several new loan agreements with National Lending and drew principal totaling approximately $38.2 million. On December 31, 2024, the Company entered into two new promissory notes with National Lending, providing for a maximum principal balance of $14.0 million and $41.0 million, bearing interest of 5.75% and 6.00%, respectively, and maturing on December 31, 2025. Upon execution of these agreements, the Company fully extinguished all outstanding loans from National Lending as of December 31, 2024, which included approximately $49.2 million of principal and approximately $2.6 million in accrued interest. The $49.23 million principal was settled through a noncash debt extinguishment. The promissory note with a maximum principal balance of $14.0 million is secured by properties pledged by the Company with a total carrying value of approximately $21.6 million. The promissory note with a maximum principal balance of $41.0 million is unsecured.

(3)	On January 8, 2025, the Company had drawn $700,000 of principal balance. On June 30, 2025, the Company partially paid off $8.5 million of principal. On July 15, 2025, the Company partially paid off $5.5 million of principal.

(4)	Note 2025 - A was executed with National Lending on January 8, 2025 for a maximum principal amount of $2.3 million. The Company had drawn the entire $2.3 million and on July 15, 2025, the Company fully repaid the outstanding principal balance, inclusive of accrued interest.

(5)	Note 2025 - B was executed with National Lending on April 29, 2025 for a maximum principal amount of $5.3 million. The Company had drawn the entire $5.3 million.

(6)	Note 2025 - C was executed with National Lending on December 12, 2025 for a maximum principal amount of $6.0 million. Of the $6.0 million, the Company had drawn $4.9 million.

(7)	On December 31, 2025, the Company entered into three new promissory notes with National Lending. One unsecured promissory note providing for a maximum principal balance of $40.2 million, one secured promissory note providing for a maximum principal balance of $7.0 million, and one secured promissory note providing for a maximum principal balance of $12.0 million. The loans are secured by properties pledged by the Company with a total carrying value of approximately $58.4 million. Upon execution of these agreements, the Company fully extinguished all outstanding loans from National Lending as of December 31, 2025, which included approximately $51.2 million of principal and approximately $3.1 million in accrued interest. The $51.2 million principal was settled through a non-cash debt extinguishment. On December 31, 2025 after the non-cash debt extinguishment, the Company had drawn an additional $7.7 million of principal balance.

For the years ended December 31, 2025 and 2024, the Company incurred approximately $3.1 million and $2.6 million, respectively, in interest expense on related party notes with National Lending. As of December 31, 2025 and 2024, we had outstanding accrued interest of approximately $8,000 and $9,000, respectively, due to National Lending. The Manager has plans to extend current financings through existing commitments with related parties as needed to support its investment and liquidity objectives.

10.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including investment management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

11.	Commitments and Contingencies

Guarantees

The Company has entered into two guarantee agreements in connection with a senior secured mortgage loan facility extended to several underlying real estate properties owned by the Company, Co-Investment Arrangements, or certain entities affiliated with or managed by the Manager (collectively, the “Borrowers”). Under the terms of the loan agreement, the Company, alongside other entities affiliated with or managed by the Manager, has guaranteed certain obligations of the Borrowers through the loan’s initial maturity date of July 9, 2027, including any borrower-elected extension periods. Consistent with the Company’s strategy to use leverage to enhance total shareholder return, these guarantees were provided to strengthen the credit profile of the Borrowers, secure more favorable financing terms, and support the Company’s investment activities.

The Company’s obligations as a guarantor include a springing recourse guarantee covering standard lender protection clauses. In the remote likelihood of wrongful action by the Borrowers, the Company would be liable for repayment of its pro-rata share of all indebtedness under the loan. As of December 31, 2025, the maximum potential amount of future payments under this guarantee was approximately $120.7 million, which represents the Company’s allocated maximum exposure in the event of default by the Borrowers. This amount could rise to approximately $124.2 million, if the loan facility is fully drawn upon.

Additionally, the Company is subject to a guarantee of interest and carry costs (the “Carry Guaranty”), which includes all interest payments due, any minimum return amounts, any interest due at the default rate, and any required deposits into the interest and carry reserve account. The Carry Guaranty is subject to termination upon the earliest of either (i) the full repayment of indebtedness, (ii) a valid tender, or (iii) the date that the underlying real estate properties achieve a debt yield of at least eight percent (8%) for two consecutive fiscal quarters. As of December 31, 2025, none of these termination conditions had been met, and the Carry Guaranty remained active. As of December 31, 2025, the maximum potential amount of future payments under this guarantee were approximately $13.2 million, which represents the Company’s pro-rata share of the maximum interest payments through initial maturity date, assuming full Borrower default. As of December 31, 2025, no property sales have occurred that would result in a minimum return payment, no default interest is due, and the interest and carry reserve account is fully funded.

Based on current information and analysis, we believe the likelihood of the Company being required to perform under the guarantees is remote and that no material liability exists as of the reporting date. Accordingly, as of December 31, 2025, no liability has been recorded in the consolidated financial statements. We will continue to monitor the financial condition and performance of the Borrowers and will reassess the need to record a liability if future events or circumstances indicate a probable loss.

Legal Proceedings

As of the date of the consolidated financial statements we are not currently named as a defendant in any active or pending material litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any current litigation that we assess as being significant to us.

12.	Segment Reporting

The Company operates as a single operating and reportable segment. The management committee of Fundrise Advisors, LLC, our Manager, acts as the Company’s CODM, assessing performance and making decisions about resource allocation. The CODM determined that the Company operates a single operating and reportable segment based on the fact that the CODM monitors the operating results of the Company as a whole and that the Company’s long-term strategic asset allocation is pre-determined in accordance with the terms of its offering circular, based on a defined investment strategy. The CODM assesses segment performance using net income (loss), which is reported in the Company’s Consolidated Statements of Operations. The financial information, including information about the Company’s significant revenues and expenses, that is provided to and reviewed by the CODM is consistent with that presented within the Company’s consolidated financial statements. Total expenses and total other expenses, as disclosed in the consolidated financial statements, represent the CODM’s measure of significant expenses. The CODM uses this financial information to evaluate the Company’s overall performance and investment returns, supporting decisions on acquisitions, dispositions, and distributions. Refer to the consolidated statements of operations in our consolidated financial statements for further detail on our total revenue, total expenses, and net consolidated income or loss. The measure of segment assets is reported in the Company’s consolidated Balance Sheets. No single investment accounts for more than 10% of the Company’s total revenue. All of the Company’s real estate investments are located within the United States and all revenues are derived from U.S.-based operations.

13.	Variable Interest Entities

The Company evaluates its involvement with legal entities to determine whether any are VIEs and, if so, whether it is the primary beneficiary and should consolidate such entities. As of December 31, 2025, the Company has identified two VIEs for which it is not the primary beneficiary and therefore are unconsolidated. The Company’s aggregate carrying amount of the VIEs is approximately $2.2 million, and the maximum exposure to loss is approximately $2.2 million. The Company’s maximum exposure to loss is limited to its carrying amount, as it has no unfunded commitments, guarantees, or other obligations to provide financial support to these VIEs.

The Company did not identify any VIEs as of December 31, 2024.

14.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through April 30, 2026 for potential recognition or disclosure.

Investments

On January 16, 2026, the Company sold the Hagerstown Crossroads Controlled Subsidiary for a sales price of approximately $102.4 million. In connection with the sale, the Company partially repaid the Credit Facility in the amount of approximately $54.6 million and received net cash proceeds of approximately $43.8 million. The Company recorded a loss on extinguishment of debt of approximately $977,000 and a loss on sale of real estate of approximately $171,000.

National Lending

On January 20, 2026, the Company partially paid off $30.0 million of principal on the 2025 - D National Lending promissory note. The note bears a 5.00% interest rate and matures on December 31, 2026. As of April 30, 2026 the principal outstanding on the promissory note is $9.9 million.

On January 20, 2026, the Company paid off the 2025 - E National Lending promissory note, including $7.0 million of principal and approximately $18,000 of accrued interest.

Investments

On April 24, 2026, the 22480 Randolph Drive Subsidiary, an asset held through our investment in Industrial JV 2, redeemed the 22480 Randolph Drive Property for the full amount.

Merger

Effective April 29, 2026, the Company completed the Merger with the Fundrise eREIT. In connection with the Merger, the Fundrise eREIT issued to the shareholders of the Company common shares of the Fundrise eREIT based on an agreed upon Exchange Ratio. The Exchange Ratio was based on the Company’s NAV per share that was effective as of the date of the Merger, April 29, 2026. For more information about the Merger, please see the prospectus filed by the Fundrise eREIT on April 27, 2026 found here.

Item 8.	Exhibits

INDEX OF EXHIBITS

Index to Exhibits

Exhibit No.	Description

2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s DOS/A filed on May 24, 2016)

2.2*	Certificate of Amendment (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company’s DOS/A filed on May 24, 2016)

2.3*	Second Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as Exhibit 99.1 to the Company’s Form 1-U filed on August 11, 2023)

4.1*	Form of Subscription Agreement (incorporated by reference to the copy thereof filed as Appendix A to the Company’s Offering Circular filed on July 26, 2021)

6.1*	Form of License Agreement between Fundrise East Coast Opportunistic REIT, LLC and Fundrise, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s DOS/A filed on May 24, 2016)

6.2*	Form of Fee Waiver Support Agreement between Fundrise East Coast Opportunistic REIT, LLC and Fundrise Advisors, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s DOS/A filed May 24, 2016)

6.3*	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s DOS/A filed on May 24, 2016)

6.4*	Form of Servicing Agreement between Fundrise East Coast Opportunistic REIT, LLC and Fundrise Servicing, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.4 to the Company’s DOS/A filed on May 24, 2016)

6.5*	Amended and Restated Limited Liability Company Operating Agreement of Fundrise Industrial JV 1, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.5 to the Company’s 1-K filed on April 25, 2023)

6.6*	Limited Liability Company Operating Agreement of Fundrise Industrial JV 2, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.6 to the Company’s 1-K filed on April 25, 2023)

6.7*	Form of Real Estate Services Agreement between Fundrise East Coast Opportunistic REIT, LLC and Fundrise Real Estate, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.7 to the Company's Form 1-K filed on April 26, 2024)

7.1	Agreement of Merger and Plan of Reorganization, dated April 29, 2026, by and among Fundrise Development eREIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, Fundrise Equity REIT, LLC, Fundrise Growth eREIT II, LLC, Fundrise Growth eREIT III, LLC, Fundrise Midland Opportunistic REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, and Fundrise eREIT, LLC

* Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on April 30, 2026.

Fundrise East Coast Opportunistic REIT, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of Fundrise Advisors, LLC	April 30, 2026
Benjamin S. Miller	(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of Fundrise Advisors, LLC	April 30, 2026
Alison A. Staloch	(Principal Financial Officer and Principal Accounting Officer)